SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNIVERSAL INSURANCE HOLDINGS, INC.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    91359V107
                                    ---------
                                 (CUSIP Number)

                                Bradley I. Meier
                       Universal Insurance Holdings, Inc.
                        2875 N.E. 191st Street, Suite 300
                                 Miami, FL 33180
                               Tel: (305) 792-4200
                               Fax: (305) 792-4206
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Bradley I. Meier
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /     (b) / /
                                                             -------------------

           Inapplicable
--------------------------------------------------------------------------------

3          SEC USE ONLY
           ------------

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4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         19,384,444

--------------------------------------------------------------------------------

8        SHARED VOTING POWER

         666,666
--------------------------------------------------------------------------------

9        SOLE DISPOSITIVE POWER

         19,384,444
--------------------------------------------------------------------------------

10       SHARED DISPOSITIVE POWER

         666,666
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,051,110
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         58.3%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                       UNIVERSAL INSURANCE HOLDINGS, INC.

EXPLANATORY NOTE

     This Schedule 13D is being filed to report the ownership by Mr. Bradley I. Meier of shares aggregating over 20% of the issued and outstanding Common Stock of Universal Insurance Holdings, Inc. (the "Company").

ITEM 1.  SECURITY AND ISSUER.

     Common Stock, par value $0.01 of Universal Insurance Holdings, Inc., a Delaware corporation

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: Bradley I. Meier

     (b) Business Address: c/o Universal Insurance Holdings, Inc., 2875 N.E. 191st Street, Suite 300, Miami, FL 33180

     (c) Principal   Occupation:   President  and  CEO  of  Universal  Insurance
         Holdings, Inc.

     (d) During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f) Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     During the past two fiscal years, in four separate private transactions under Regulation D of the Securities Act of 1933, Mr. Meier received approximately 6,531,861 shares of Common Stock of the Company in lieu of a portion of his salary as President and CEO of the Company. Each such transaction was approved by the Company's Board of Directors.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     See Item 3 above.

     Mr. Meier does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer's or its subsidiaries' assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's corporate structure; any changes to the issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Meier beneficially owns an aggregate of 20,051,110 shares of Common Stock of Universal Insurance Holdings, Inc. (which includes options and warrants to purchase 4,720,940 shares of Common Stock exerciseable within 60 days hereof), which represents 58.3% of the outstanding shares of Common Stock of the Company. The percentage is based on 34,408,775 shares of Common Stock outstanding on December 31, 2004.

     Of the 20,051,110 shares of Common Stock, Mr. Meier (i) has the sole power to vote and the sole power to dispose of 19,384,444 shares of Common Stock and
(ii) shares voting and dispositive power with his siblings, Eric Meier and Linda Meier, with respect to an aggregate of 666,666 shares of Common Stock, which shares are owned by Eric Meier and Linda Meier and for which Bradley Meier has a proxy to vote.

     Information regarding Eric Meier and Linda Meier is set forth below:

     Name: Eric Meier and Linda Meier

     Business Address: c/o Universal Insurance Holdings, Inc., 2875 N.E. 191st Street, Suite 300, Miami, FL 33180

     Principal Occupation: Eric Meier - insurance adjuster; Linda Meier - student

     During the last five years, neither Eric Meier nor Linda Meier has been convicted in a criminal proceeding.

     During the last five years, neither Eric Meier nor Linda Meier has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     Citizenship: United States

     Neither  Brad  Meier,   Eric  Meier,  nor  Linda  Meier  has  effected  any
transactions in shares of the Company's Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr.  Meier holds  options to purchase  4,720,940  shares of Company  Common
Stock. Such options are fully vested and there are no restrictions on Mr. Meier's ability to exercise the options.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2005



                                          By:  /s/ Bradley I. Meier
                                             ----------------------------
                                          Name: Bradley I. Meier